March 26, 2010

By Edgar Correspondence

Mr. Michael Clampitt

Senior Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E

Washington, D.C. 20549

Re:	American Express Credit Corporation

File No. 001-6908
Amendment Number One to Form 10-K for the fiscal year ended December 31, 2007
Form 10-K for the fiscal year ended December 31, 2008
Amendment Number One to Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the period ended March 31, 2009
Amendment Number One to Form 10-Q for the period ended March 31, 2009
Form 10-Q for the period ended June 30, 2009
Amendment Number One to Form 10-Q for the period ended June 30, 2009
Form 8-K dated November 12, 2009
Form 10-Q for the period ended September 30, 2009

Dear Mr. Clampitt:

We refer to the comment letter dated March 15, 2010 (the “March Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) to David L. Yowan, Chief Executive Officer of American Express Credit Corporation (the “Company”, or “Credco”) concerning the Company’s filings referenced above. The March Comment Letter arises from the Company’s letter dated February 12, 2010, which was in response to the Staff’s letter dated December 31, 2009.

Mr. Michael Clampitt

Securities and Exchange Commission

March 26, 2010

We have set forth below the text of each of the Staff’s comments in the March Comment Letter, followed by the Company’s response. The Company expects that it will revise its future filings, beginning with its Form 10-K for the fiscal year ended December 31, 2009 (the “2009 10-K”) as noted in the responses indicated below.

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Mr. Michael Clampitt

Securities and Exchange Commission

March 26, 2010

Amendment Number One to Form 10-K for the fiscal year ended December 31, 2008

Explanatory Note, page 1

Comment 1

Revise the proposed “Explanatory Note” in the 2009 Form 10-K to also include the fourth and fifth paragraphs of the current Explanatory Note (on page 1 of the 2008 Form 10-K).

Response 1

For the Staff’s convenience we include the Explanatory Note from page 1 of the Form 10-K/A for the year ended December 31, 2008 (the “2008 Form 10-K/A”) as Appendix I to this letter (with paragraph numbers added).

We will revise the proposed Explanatory Note in the 2009 Form 10-K, which we previously proposed to include in Management’s Discussion and Analysis (“MD&A”), to include the fourth paragraph of the 2008 Form 10-K/A Explanatory Note. We do not believe inclusion of the fifth paragraph of the 2008 Form 10-K/A Explanatory Note is required, however, because the references to the notes to the financial statements are not applicable as, in keeping with the requirements of Accounting Standards Codification Topic 250, Changes and Error Corrections, paragraphs 250-10-50-9 and -10, detailed disclosures about the restatement would not be repeated in the filings subsequent to the 2008 Form 10-K/A. This is also consistent with the filings of other registrants we reviewed that were made subsequent to their amended filings. The revised Explanatory Note in the 200910-K would read as follows (the first paragraph below is as previously proposed and the second paragraph below, in bold, has been added in response to your comment).

As disclosed previously, the Company restated its financial statements and filed an amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008 (the “2008 Form 10-K/A”), and amended Quarterly Reports on Form 10-Q/A for the periods ended March 31 and June 30, 2009. The restatement was to correct errors in the translation of foreign currency balances related to an investment in a consolidated foreign subsidiary. These errors resulted in:

•	Incorrect transaction losses of $135 million being recorded in Other Revenues in the Consolidated Statements of Income from September 2007 through June 2009; and
•	Corresponding incorrect credits in Foreign Currency Translation Adjustments in Accumulated Other Comprehensive Income (Loss) in the Consolidated Balance Sheets over the same period.

Mr. Michael Clampitt

Securities and Exchange Commission

March 26, 2010

The effect of the error in the translation of foreign currency balances, together with unrelated immaterial errors affecting the income tax provision, resulted in an understatement of net income for fiscal year 2008 and 2007 by $119 million (from $745 million to $864 million, as restated) and $5 million (from $720 million to $725 million, as restated), respectively. The correction of these errors resulted in an increase in Credco’s ratio of earnings to fixed charges from 1.50 to 1.62 (as restated) for fiscal year 2008 and no change to Credco’s ratio of earnings to fixed charges of 1.38 for fiscal year 2007. The effect of these errors also resulted in an overstatement of net income for the three month periods ended June 30, 2009 and March 31, 2009 by $41 million (from $68 million to $27 million, as restated) and $9 million (from $144 million to $135 million, as restated), respectively. The correction of these errors resulted in a decrease in Credco’s ratio of earnings to fixed charges from 1.66 to 1.51 (as restated) for the six-month period ended June 30, 2009 and an increase in this ratio from 1.78 to 1.81 (as restated) for the three month period ended March 31, 2009.

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General Nature of Credco’s Business, page 4

Comment 2

We note your response to comment number 14 of our letter to you dated December 31, 2009. As we requested, please disclose in your future filings whether or not you have issued any asset backed securities during the past three years.

Response 2

Credco undertakes to include in its future filings a statement regarding whether it has issued any asset backed securities during the past three years. Credco will disclose in its 2009 10-K that it has not issued asset-backed securities in the prior three-year period.

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Risk Factors, page 11

Comment 3

Revise to add a risk factor for “Credco is a wholly-owned subsidiary of American Express and any agreements or arrangements between the 2 entities may not necessarily be to the benefit of Credco’s debt holders” or another similar caption and disclose therein the receivable arrangement and any other material agreements between the 2 entities. In addition, please state that all decisions are made without any arms length negotiations.

Response 3

Credco will include the following risk factor in future filings relating to the agreements or arrangements between American Express and Credco:

Mr. Michael Clampitt

Securities and Exchange Commission

March 26, 2010

Credco is an indirect wholly-owned subsidiary of American Express and any arrangements or agreements between the two entities may have different terms than would have been negotiated by independent, unrelated parties.

Credco is an indirect wholly-owned subsidiary of American Express. As a result, the arrangements and agreements between Credco and its subsidiaries, on the one hand, and American Express and its subsidiaries, principally the Card Issuers, on the other hand, may have different terms and provisions than would have been negotiated by independent, unrelated parties. The principal agreements between the parties are the receivables purchase agreements between Credco and each of the Banks and TRS. Credco or its subsidiaries are also parties to agreements with Card Issuers in various international markets for the purchase or transfer with recourse of card receivables and for unsecured loans to Card Issuers The agreements between Credco and the Card Issuers provide that the parties intend that the transactions thereunder be conducted on an arm’s length basis and that, for example, the price at which receivables are sold to Credco or its subsidiaries be at fair market value (including consideration of changes in interest rates or significant changes in collectability). While there can be no assurance that the terms of these arrangements are the same as would be negotiated between independent, unrelated parties, Credco and its subsidiaries are prohibited, under the terms of the indenture governing Credco’s senior debt securities, from engaging in transactions with any other American Express entities (such as the Card Issuers) on a basis that is materially less favorable to Credco or its subsidiaries than would be the case if the transaction were with an unrelated third party.

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Comment 4

We note your response to comment 19 of our letter to you dated December 31, 2009. Please revise this risk factor consistent with comments above relating to the risks from the change in your agreements with the Banks which gave the Banks discretion to retain or sell receivables to you, including risks that the Banks will sell you receivables with the highest risks and retain those with the lowest risks.

Response 4

Credco undertakes to revise the risk factor relating to Credco’s dependence on the Card Issuers as follows (the passage in bold below has been added in the response to your comment):

Credco and its subsidiaries are dependent on the Card Issuers that generate receivables.

Credco and its subsidiaries are dependent on the Card Issuers that generate receivables. Credco and American Express Overseas Credit Corporation Limited

Mr. Michael Clampitt

Securities and Exchange Commission

March 26, 2010

(AEOCC), a wholly-owned subsidiary of Credco, are parties to receivables purchase agreements from the Card Issuers. These receivables agreements generally require that non-interest and interest-bearing receivables be purchased at discount rates that are negotiated and determined at the time of purchase based upon the nature of the receivables and may not reflect terms that would be agreed between independent, unrelated parties (see “Credco is an indirect wholly-owned subsidiary of American Express and any arrangements or agreements between the two entities may have different terms than would have been negotiated by independent, unrelated parties.”). Credco and AEOCC are dependent upon these contractual arrangements. Lower levels of cardmember receivables and loans generated by the Card Issuers from which Credco and AEOCC purchase receivables would result in a reduction in the level of finance operations and a reduction in revenues and net income of Credco and AEOCC.

In October 2008, Credco and each of FSB and Centurion Bank mutually agreed to amend their respective receivables purchase agreements to allow the Banks flexibility, from time to time, to sell receivables to Credco or to retain the receivables and fund them from their own sources. However, the amended agreements require the Banks to sell either all or none of their charge card receivables to Credco at any given time. The Banks, therefore, may not direct receivables with particular risk characteristics for sale to Credco. The amendments have led to a material reduction in Credco’s purchases of receivables from the Banks and could result in increased volatility in the volume of Credco’s purchases of receivables from time to time. This in turn could increase the volatility of Credco’s operating metrics that are volume-driven, including discount revenue, interest expense and net income. However, other measures of profitability that Credco believes to be important to debt investors, such as the fixed charge coverage ratio and margins, are generally not materially impacted by a reduction in purchased receivables volume.

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Management’s Report on Internal Control over Financial Reporting, page 41

Comment 5

Please revise in your future filings your explanation that the errors were discovered “in the course of preparing the financial statements for the third quarter of 2009” to reflect your explanation as set forth on page 5 of your response letter in which you state the following:

•	the errors were not discovered by either the internal or external auditors;
•	the errors were not discovered as part of your quarterly disclosure;
•	the errors were discovered by management in connection with its preparation for the maturing of the debt relating to the investment.

Mr. Michael Clampitt

Securities and Exchange Commission

March 26, 2010

Response 5

We will include the clarification you request in our 2009 10-K. The revised Management’s Report on Internal Control over Financial Reporting would read as follows (most of which is as previously proposed, but the wording added in response to your comment is in bold below).

The management of Credco is responsible for establishing and maintaining adequate internal control over financial reporting. Credco’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America, and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Credco;
•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Credco are being made only in accordance with authorizations of management and directors of Credco; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Credco’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Credco’s management assessed the effectiveness of Credco’s internal control over financial reporting as of December 31, 2009. In making this assessment, Credco’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Controls — Integrated Framework. Based on management’s assessment and those criteria, management has concluded that, as of December 31, 2009, Credco’s internal control over financial reporting was not effective because of the material weakness described below.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis. As disclosed previously, the Company restated its financial statements and filed an amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008, and amended Quarterly Reports on Form 10-Q/A for the

Mr. Michael Clampitt

Securities and Exchange Commission

March 26, 2010

periods ended March 31 and June 30, 2009. The restatement was to correct errors in the translation of foreign currency balances related to an investment in a consolidated foreign subsidiary. These errors were discovered by management in the third quarter of 2009 in connection with its preparation for the maturing of debt related to the investment, and brought immediately to the attention of the internal and external auditors, prior to the preparation of our financial statements for the third quarter of 2009. These errors resulted in:

•	Incorrect transaction losses of $135 million being recorded in Other Revenues in the Consolidated Statements of Income from September 2007 through June 2009; and
•	Corresponding incorrect credits in Foreign Currency Translation Adjustments (“FCTA”) in Accumulated Other Comprehensive Income (Loss) in the Consolidated Balance Sheets over the same period.

Following a review of its controls and processes, Credco’s management has determined that it did not maintain effective controls over processes to accurately record and subsequently monitor certain of its investments in consolidated foreign subsidiaries with funding structures similar to the structure in which the error occurred. This deficiency resulted in restatements of the financial statements for the fiscal years ended December 31, 2008 and 2007, including each of the quarterly periods in fiscal year 2008 and the third and fourth quarters in fiscal year 2007, and for the first and second quarters in 2009. Accordingly, Credco’s management concluded that this deficiency constitutes a material weakness.

Credco is a non-accelerated filer under applicable SEC rules and elected deferral under item 308T of Regulation S-K. As such, this annual report does not include an attestation report by PricewaterhouseCoopers LLP, Credco’s independent registered public accounting firm, regarding internal control over financial reporting. Management’s report was not subject to attestation by Credco’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit Credco to provide only management’s report in this annual report.

Pursuant to Item 308T(a) of Regulation S-K, this Management’s Report on Internal Control Over Financial Reporting shall not be deemed to be filed for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section.

Remediation Steps to Address Material Weakness in Internal Controls

Credco has reviewed its processes and controls for recording and monitoring its investments in consolidated foreign subsidiaries and has determined that the error was limited to a discrete number of similar transactions (specifically three funding structures related to its investments in certain consolidated foreign subsidiaries).

Mr. Michael Clampitt

Securities and Exchange Commission

March 26, 2010

Credco has performed a detailed review of each of these investment funding structures and has determined there have been no other errors in accounting and management therefore believes that, as of the date of this Form 10-K, the consolidated financial statements included herein fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

To address the control deficiency described above, Credco instituted the following new controls:

•	Cross–training of Credco accounting personnel and introduction of more senior personnel to the accounting and control processes;

•	Enhanced cross-functional review of foreign currency exposures;

•	Quarterly monitoring of funding structures related to its investments in foreign subsidiaries to ensure they are being properly accounted for at inception, post-inception and upon maturity;

•	Redesign of the account reconciliation process for FCTA;

•	Enhanced monitoring of control effectiveness by American Express internal control specialists; and

•	Reinforcement of the requirement for new, similar transactions to be escalated for senior level and subject matter expert review.

Testing of the effectiveness of the recently instituted controls is ongoing. As a result, Credco’s management believes the material weakness has not yet been fully remediated.

Changes in Internal Control over Financial Reporting

Other than the remediation measures discussed above, there were no changes to Credco’s internal control over financial reporting that occurred during the fourth quarter ended December 31, 2009 that would have a material effect, or are reasonably likely to have a material effect, on Credco’s internal control over financial reporting.

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Mr. Michael Clampitt

Securities and Exchange Commission

March 26, 2010

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings and that Staff comments or changes to disclosure in response to Staff comments on its filings do not foreclose the SEC from taking action with respect to the filings. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate and thank you for the Staff’s patience and cooperation in this matter. We are hopeful we have adequately addressed each of the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 212-640-2396 or Joan C. Amble at 212-640-2744.

Very truly yours,

/s/ David L. Yowan
David L. Yowan Chief Executive Officer

Cc:	Jonathan E. Gottlieb, Esq.
Kevin W. Vaughn
Brittany Ebbertt
Joan C. Amble
Richard M. Starr, Esq.
Kimberly B. Blacklow, Cleary Gottlieb Steen & Hamilton LLP
Leslie N. Silverman, Cleary Gottlieb Steen & Hamilton LLP
Ward R. Hamm, PricewaterhouseCoopers LLP
Richard A. Muir, PricewaterhouseCoopers LLP

APPENDIX I

EXPLANATORY NOTE (from 2008 Form 10-K/A)

1.

This Form 10-K/A is being filed to amend the American Express Credit Corporation (Credco) Annual Report on Form 10-K for the year ended December 31, 2008 in order to reflect the restatement of its Consolidated Financial Statements and amendments to related disclosures as of and for the years ended December 31, 2008 and 2007. Credco is also restating as part of this Form 10-K/A certain financial and other quarterly information previously issued in its Quarterly Reports on Form 10-Q for 2008 and 2007; accordingly, Form 10-Q/As for the affected quarterly periods of 2008 and 2007 will not be filed. The restatement has no effect on Credco’s net cash flows provided by (used in) operating activities, investing activities and financing activities. All dollar amounts and percentages herein have been adjusted for the effects of the restatement adjustments.

2.

The restatement is the result of the correction of a non-cash error in the accounting for a net investment in a consolidated foreign subsidiary that stemmed from a funding structure executed in 2004. In the course of preparing the financial statements for the third quarter of 2009, an error was identified in the initial set up of this structure in Credco’s subsidiary ledgers that caused an incorrect automated bookkeeping entry to be recorded beginning in the third quarter of 2007 when a portion of the funding for this net investment was refinanced. As a result of this incorrect automated bookkeeping entry, (i) other revenues in Credco’s Consolidated Statements of Income and (ii) accrued interest and other liabilities, retained earnings and the foreign currency translation adjustments account included in the accumulated other comprehensive income (loss) component of shareholder’s equity in Credco’s Consolidated Balance Sheets were incorrect beginning in the third quarter of 2007.

3.

The restatement also includes the impact of (i) certain other unrelated immaterial errors primarily impacting income tax provision in Credco’s Consolidated Statements of Income and (ii) the correction of an asset line item reclassification affecting cardmember receivables and due from affiliates in Credco’s Consolidated Balance Sheets.

4.

The effect of the error in the accounting for a net investment in a consolidated foreign subsidiary, together with the unrelated immaterial errors affecting the income tax provision, resulted in an understatement of net income for fiscal year 2008 and 2007 by $119 million (from $745 million to $864 million, as restated) and $5 million (from $720 million to $725 million, as restated), respectively. The correction of these errors resulted in an increase in Credco’s ratio of earnings to fixed charges from 1.50 to 1.62 (as restated) for fiscal year 2008 and no change to Credco’s ratio of earnings to fixed charges of 1.38 for fiscal year 2007. The effect of these errors also resulted in an overstatement of net income for the three month periods ended June 30, 2009 and March 31, 2009 by $41 million (from $68 million to $27 million, as restated) and $9 million (from $144 million to $135 million, as restated), respectively. The correction of these errors resulted in a decrease in our ratio of earnings to fixed charges from 1.66 to 1.51 (as restated) for the six month period ended June 30, 2009 and an increase in this ratio from 1. 78 to 1.81 (as restated) for the three month period ended March 31, 2009.

5.	Notes 1, 2, 3, 10, 13, 14 and 15 to the Consolidated Financial Statements and “Management’s Discussion and Analysis of Financial Condition and Results of

Mr. Michael Clampitt

Securities and Exchange Commission

March 26, 2010

Operations - Restatement” included herein also contain information regarding the nature and impact of the restatement.

6.

For the convenience of the reader, this 10-K/A sets forth the Annual Report on Form 10-K in its entirety. Other than amending the disclosures relating to the restatement in the items discussed below, no attempt has generally been made in this 10-K/A to amend or update other disclosures presented in the original 10-K. Among other things, forward-looking statements made in the original 10-K have not been revised to reflect events that occurred or facts that became known to Credco after the filing of the original 10-K, and such forward-looking statements should be read in their historical context. Accordingly this 10-K/A should be read in conjunction with Credco’s filings with the Securities and Exchange Commission (“SEC”) subsequent to the filing of the original 10-K.